Exhibit 1.2

                            GLIMCHER REALTY TRUST
                            20 South Third Street
                            Columbus, Ohio 43215

                                                             __________, 199_

To Our Shareholders:

     On _______, 1999, your Board of Trustees adopted a Share Purchase Right Plan and declared a distribution of Preferred Share Purchase Rights to Shareholders of record on _______, 1999. I am writing to you to explain why the Board took this action and how the Rights work.

     Share Purchase Rights are designed to assure that all of the Company's shareholders (as well as holders of partnership units in Glimcher Properties Limited Partnership, a Delaware limited partnership, which units are convertible into shares of the Company) receive fair and equal treatment in any proposed takeover of the Company. Share Purchase Rights guard against abusive tactics to gain control of the Company without paying all shareholders a premium for that control. These Rights are not being adopted in response to any specific takeover threat.

     I want to emphasize that the Rights will not prevent a takeover. They are, however, intended to enable all of the Company's shareholders to realize the long-term value of their investment in the Company, and should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

     Many companies have done the same. Over 2,000 companies, including over 55% of the S&P 500 companies and over 45% of the Business Week 1000 companies, have issued rights to protect their shareholders against abusive acquisition tactics. As of June 1998, a total of 59 real estate investment trusts ("REITs") have adopted rights plans, with 17 REITs instituting rights plans just since 1997.

     We are aware that some people claim that a Share Purchase Rights Plan of the sort we have adopted deters legitimate acquisition proposals. The Board carefully considered these views and found those arguments unpersuasive. Recent studies have demonstrated that companies with rights plans have received higher takeover premiums than companies without rights plans. Moreover, such arguments do not justify leaving shareholders without any protection against unfair treatment by an acquiror who, after all, is seeking to promote the acquiror's own advantage, not yours. A Summary of Rights to Purchase Preferred Shares describing the Plan is enclosed for your reference.

     The Rights issued under the Plan may be redeemed by the Board of Trustees for one cent per Right prior to the accumulation -- through open-market purchases, a tender offer or otherwise -- of 15% or more of the Company's shares by a single acquiror or group. The Rights will not interfere with any merger or business combination approved by the Board of Trustees.

     Adoption of the Plan does not weaken the financial strength of the Company or affect its business plans. Issuance of the Rights:

     -    has no dilutive effect on the value of the Common Shares,

     -    will not affect reported earnings per share,

     -    is not taxable to the Company or to you, and

     - will not change the way in which you can trade the Company's shares.

     The Rights will be exercisable only if and when a situation arises which the Rights were intended to address. If any person or group acquires 15% or more of the Company's outstanding Common Shares, the "flip-in" provision of the Rights will be triggered and the Rights will entitle a holder (other than such person or any member of such group) to buy a number of additional Common Shares of the Company having a market value of twice the exercise price of the Rights. In addition, if the Company is involved in a merger or other business combination at any time after a person or group has acquired 15% or more of the Company's Shares, the Rights will entitle a holder to buy a number of shares of common stock of the acquiring company having a market value of twice the exercise price of each Right. The person or group that becomes a 15% or greater shareholder is not entitled to exercise the Rights.

     In declaring the Rights distribution, we have expressed our confidence in the future and our determination that you, our shareholders, be given every opportunity to participate fully in that future.

     On behalf of the Board of Trustees.



                         _______________________________________
                         Herbert Glimcher
                         Chairman, President and Chief Executive Officer